SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-25007
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(Check  One)
[ x ] Form  10-K  and  Form  10-KSB   [  ]   Form  11-K
[  ] Form  20-F   [  ] Form  10-Q  and  Form  10-QSB  [  ]  Form  N-SAR

     For  period  ended     December  31,  2003
                            -------------------

[  ] Transition  Report  on  Form  10-K  and  Form  10-KSB
[  ] Transition  Report  on  Form  20-F
[  ] Transition  Report  on  Form  11-K
[  ] Transition  Report  on  Form  10-Q  and  Form  10-QSB
[  ] Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  N/A
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     Read  Attached  Instruction  Sheet  Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant    Amalgamated  Technologies,  Inc.
                              --------------------------------

     Former  name  if  applicable
                                   --------------------------------

     Address  of  principal  executive  office  1640  Terrace  Way
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     City,  State  and  Zip  Code    Walnut  Creek,  CA  94596
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                                     PART II
                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]      (a)  The  reasons  described in reasonable detail in Part III of this form  could  not be eliminated without unreasonable effort or expense;

[ X ]      (b)  The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]      (c)  The  accountant's  statement  or  other  exhibit required by Rule
          12b-25(c)  has  been  attached  if  applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to various factors including a recent change in our independent certifying accountant it has taken us longer than expected to complete our Annual Report on Form 10-KSB. We are in the final stages of reviewing the document.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact with regard to this notification.

Scott  E.  Rapfogel  Esq.                 (212)             400-6900
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                                       (Area  Code)     (Telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [ X ]  Yes    [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [  ]  Yes   [ X ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                         Amalgamated Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  March  30,  2004

                                                              /s/ David Rector
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                                                      By:     David  Rector
                                                              President